Exhibit 99.4
PACIFIC CORPORATE TRUST COMPANY
510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144
May 18, 2006
B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2
Dear Sirs\Mesdames:

RE:	CARDIOME PHARMA CORP. (the “Company”) MAILING ON MAY 17, 2006
We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.
•	Information Circular

•	Notice of Meeting

•	Annual Financial Statements for the Year Ending 2005/12/31

•	Management Discussion and Analysis

•	Proxy

•	Annual Report

•	Financial Statement Request Form
We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.
We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.
Yours truly,
PACIFIC CORPORATE TRUST COMPANY
“HEATHER PLUME”
HEATHER PLUME

cc: Toronto Stock Exchange	cc: CARDIOME PHARMA CORP.
cc: Alberta Securities Commission	cc: MCCARTHY TETRAULT
cc: Ontario Securities Commission	cc: ERNST & YOUNG.
cc: Quebec — Autorite des marches financiers
cc: Yukon Registrar of Securities
cc: Manitoba Securities Commission
cc: US Securities and Exchange Commission
cc: Saskatchewan Financial Services Division
cc: New Brunswick, Securities Administration Branch
cc: Nova Scotia Securities Commission
cc: Prince Edward Island, Securities Office
cc: Securities Commission of Newfoundland and Labrador